Issuer Free Writing Prospectus dated June 25, 2013

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated June 12, 2013

Registration Statement No. 333-188595

Free Writing Prospectus

This free writing prospectus relates to the shares of common stock of Esperion Therapeutics, Inc. and should be read together with the preliminary prospectus issued on June 12, 2013 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on Form S-1 (File No. 333-188595) relating to the offering of such securities. Amendment No. 2 may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1434868/000104746913006896/a2215641zs-1a.htm. You should read Amendment No. 2 carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in shares of our common stock.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “our” or “us” refer to Esperion Therapeutics, Inc.

This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. This free writing prospectus amends certain information in the Preliminary Prospectus primarily to reflect the pricing terms of the initial public offering and the potential acquisition of shares in this offering by certain of our existing principal stockholders.

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Pricing of the Initial Public Offering

The initial public offering price is $14.00 per share.

Common stock offered by us in the Initial Public Offering

5,000,000 shares (plus an additional 750,000 additional shares of common stock to cover over-allotments, if any).

Potential Participation in this Offering

Certain of our existing principal stockholders, including Dr. Roger Newton and investment funds affiliated with Aisling Capital, Alta Partners, Domain Partners and Longitude Capital, have indicated an interest in purchasing an aggregate of up to approximately $16.4 million in shares of common stock in this offering at the initial public offering price. At the initial public offering price of $14.00 per share, these stockholders would purchase an aggregate of up to 1,172,140 of the 5,000,000 shares in this offering based on these indications of interest.

If each of these principal stockholders purchased all of the shares that they have indicated an interest in purchasing in this offering, their beneficial ownership of our common stock after this offering would be approximately as follows:

•	Dr. Roger Newton	5.0%
•	Investment funds affiliate with Aisling Capital	14.5%
•	Investment funds affiliate with Alta Partners	14.5%
•	Investment funds affiliate with Domain Partners	15.0%
•	Investment funds affiliate with Longitude Capital	13.3%
•	Total	61.2%

Because indications of interest are not binding agreements or commitments to purchase, these stockholders may elect to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by emailing newyork.prospectus@credit-suisse.com, or by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by emailing batprospectusdept@citi.com.